NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

XPO Logistics, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of email attachment sent by Kyle Seeley, Corporate Governance and ESG Officer, New York State Common Retirement Fund

XPO Logistics, Inc.

VOTE FOR PROPOSAL FIVE

Proposal Regarding Integrating ESG Metrics into Executive Compensation

Filed by the New York State Common Retirement Fund

Annual Meeting: May 14, 2020

The New York State Common Retirement Fund urges XPO Logistics, Inc., stockholders to vote FOR Proposal FIVE on the proxy, the Stockholder Proposal Regarding Integrating ESG Metrics into Executive Compensation at the XPO Annual Meeting on May 14, 2020.

Support FOR Proposal FIVE Is Warranted Because:

1)	XPO has faced significant ESG weaknesses and poor performance related to the management of these risks. Additionally, XPO has not successfully demonstrated to stockholders that it has the ability to manage and conduct oversight of these risks.
2)	Integrating ESG metrics into XPO’s executive compensation program may help improve the company’s management of ESG risks, while providing long-term value for stockholders.

Summary of Proposal FIVE

Resolved, Shareholders of XPO Logistics, Inc. (XPO) urge the Board of Directors to examine and report to shareholders, at reasonable cost and omitting proprietary information, describing if, and how, it plans to integrate ESG metrics into the performance measures of named executive officers under the Company’s compensation incentive plans… .

Strong management of ESG risks has a positive effect on long-term shareholder value and value creation. Failure to adequately manage and disclose performance on ESG issues can pose regulatory, legal, reputational, and financial risks to a company and its shareholders….

The Sustainability Accounting Standards Board identifies XPO’s material ESG issues as labor practices; employee health and safety; supply chain management; accident and safety management; greenhouse gas emissions; and air quality. While XPO has taken steps to address these issues with various sustainability goals, it has not explicitly integrated ESG metrics into executive incentives. Furthermore, XPO has demonstrated poor performance related to the management of these risks. Lagging behind its peers in implementing best practices and disclosure relating to carbon emissions and reduction targets….

XPO should provide clarity regarding whether its plan to improve ESG performance includes integrating ESG metrics into executive compensation assessments.

Reasons to Vote FOR Proposal FIVE

XPO has faced significant ESG weaknesses and poor performance related to the management of these risks. Additionally, XPO has not successfully demonstrated to stockholders that it has the ability to manage and conduct oversight of these risks.

•	XPO has reported that it believes ESG issues related to talent and culture, workforce health, safety and security, corporate governance, and energy and climate change are material to its business.[1]
•	XPO has explicitly said: “XPO is purpose-driven. We know our success depends on a strong governance structure, good corporate citizenship, inclusive workplaces, environmental responsibility and ethical business conduct.”[2]
•	Strong management of these material ESG issues can have a positive impact on long-term shareholder value and value creation. However, a failure to adequately manage and disclose performance on ESG issues can pose regulatory, legal, reputational, and financial risks to XPO and its shareholders.
•	XPO has reported on its ESG practices through a Sustainability Report that includes various disclosures and “performance tables” relating to ESG practices. However, the information contained in the report on specific targets and goals used to analyze ESG performance is limited.
•	While XPO states it has taken steps to address ESG issues, XPO has not successfully demonstrated to stockholders that it is successfully managing and overseeing these risks.
•	XPO’s poor management of ESG issues includes various significant and persistent controversies, regulatory violations, and environmental issues:
o	Subsidiaries reportedly failing to respect workers' rights by classifying employees as independent contractors;
o	Continues to be involved in multiple lawsuits related to compensation and unfair labor practices by misclassifying drivers as independent contractors;
o	High-profile allegations relating to sexual harassment, gender discrimination, and retaliation at its warehouses;
o	Allegations and investigations regarding pregnancy discrimination following miscarriages that occurred after management disregarded requests for modified work during pregnancies;
o	Various employee “walk-offs” and strikes relating to “unfair labor practices.”
o	Numerous legal settlements relating to labor law violations, including a $5.5 million settlement in 2019 regarding allegations that XPO violated California labor laws by denying the workers proper minimum and overtime wages, meal and rest breaks.
o	Lagging behind its peers in implementing best practices and disclosure relating to carbon emissions and reduction targets; and,
o	XPO has failed to disclose to the Climate Disclosure Project (CDP).

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1 https://xpodotcom.azureedge.net/xpo/files/s18/XPO_Logistics_2019_Sustainability_Report_3.pdf

2 https://sustainability.xpo.com/

•	While XPO states it has taken steps to address ESG issues, it has not demonstrated to stockholders it has effective management and oversight mechanisms in place to properly manage these risks.

Integrating ESG metrics into XPO’s executive compensation program may help improve the company’s management of ESG risks, while providing long-term value for stockholders.

•	Effectively managing ESG issues offers positive opportunities for companies and should be a key metric by which executives are judged.
•	By integrating ESG metrics into executive compensation, companies can reduce risks related to ESG underperformance by incentivizing executives to meet sustainability goals, thereby achieving greater long-term value for shareholders.
•	Strong evidence has emerged that corporate outperformance on sustainability-related issues is correlated to long-term value for stockholders.
•	As a result, the practice of linking executive pay to ESG performance has been gaining momentum in recent years as a way to improve performance on ESG issues and stockholder value:
o	A Harvard Business School study conducted in 2015 of S&P 500 executives’ pay packages found a positive relationship between the presence of explicit incentive compensation for corporate social responsibility and firms’ social performance.[3]
o	A separate study conducted by Harvard Business School in 2012 found that companies that voluntarily adopted environmental and social policies were significantly more likely to outperform their counterparts over the long-term, both in terms of stock market and accounting performance.[4]
o	In a 2019 survey of 135 public, private and not-for-profit companies from the United States and Canada Mercer found 51% of companies are either using or considering using ESG metrics when designing their executive compensation packages to hold leadership accountable for the delivery of sustainable business goals.[5]
o	According to the 2019 UN Global Compact CEO Study, 84% of executives from the world's largest companies cited a clear link between sustainability and business value. Additionally, that study found 66% of CEOs would agree to have their compensation linked to sustainability performance.[6]
•	Additionally, by incorporating ESG metrics in executive compensation, XPO would join several peers and transportation industry group companies to adopt such metrics, including:
o	CSX Corp.— FRA personal injury rate and FRA train accident rate
o	Union Pacific— safety, customer service, and resource productivity
o	Alaska Air Group, Inc.— safety and guest satisfaction
o	Air Canada— employee engagement and talent

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3 https://www.hbs.edu/faculty/Publication%20Files/16-014_4c96092d-689c-4add-b75e-2662fcd948b1.pdf

4 https://www.hbs.edu/faculty/publication%20files/ssrn-id1964011_6791edac-7daa-4603-a220-4a0c6c7a3f7a.pdf

5 https://www.mercer.us/our-thinking/career/business-roundtable-ceos-promote-evolving-corporate-purpose.html

6 https://d306pr3pise04h.cloudfront.net/docs/publications%2F2019-UNGC-Accenture-CEO-Study.pdf

o	Deutsche Lufthansa AG— sustainability parameters, including: reduction of CO2 emissions; customer satisfaction; and employee surveys
o	JetBlue— customer net promoter score
•	While XPO has taken steps to address ESG issues with various sustainability goals, it has not explicitly integrated ESG metrics into executive incentives.
•	Additionally, stockholders have voiced concern regarding XPO executive compensation practices through its most recent advisory vote on executive compensation, which received only 67% support from stockholders.
•	XPO should consider linking executive compensation to its own chosen ESG metrics. This would demonstrate that senior executive management seeks to oversee sustainability strategy in a way that is accountable, transparent, and oriented around success.
•	Lastly, this proposal is not prescriptive and only requests that the board report on “if, and how, it plans to integrate ESG metrics into the performance measures of named executive officers under the Company’s compensation incentive plans.”

Conclusion

Stockholders are encouraged to vote FOR Proposal FIVE on the proxy, the Stockholder Proposal Regarding Integrating ESG Metrics into Executive Compensation at the XPO Logistics, Inc., Annual Meeting on May 14, 2020. XPO integrating ESG metrics into its executive compensation assessments may improve ESG performance, and thereby generate more sustainable, long-term value for stockholders.

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For questions, please contact Kyle Seeley, Corporate Governance and ESG Investment Officer New York State Common Retirement Fund, kseeley@osc.ny.gov.

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This is not a solicitation of authority to vote your proxy.

Please do not send us your proxy card.